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                                                                Exhibit (a)(6)


ISLANDIA, N.Y., February 11, 1998 - Computer Associates International, Inc. (NYSE:CA) today announced that it has made an offer to acquire Computer Sciences Corporation (NYSE:CSC) in a merger transaction in which CSC's shareholders would receive $108 in cash for each share of CSC common stock. CA has obtained financing commitments for the approximately $9 billion transaction. The combined companies would employ over 50,000 professionals and have revenues of approximately $11 billion.

Commenting on today's announcement, CA's founder and Chairman Charles B. Wang stated that "the proposed combination of CA and CSC would create the next-generation, world-class information technology services provider that will lead our industry into the next millenium. The skills that CSC's employees would bring to CA are critical to the combined company, and we plan to retain all of CSC's valuable employees. The combined company's client base would be able to draw upon an unparalleled range of product offerings and services capabilities that are not now available in the marketplace from a platform-independent solutions provider."

CA's offer is outlined in a letter to CSC's Chairman and CEO, Van B. Honeycutt, and is available at CA's web site at http://www.cai.com/csc.

CA is represented by Bear, Stearns & Co. Inc. and by Howard, Darby and Levin.